May 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Amy W. Miller, Senior Counsel

Re:	Duff & Phelps Select Energy MLP Inc. (the “Fund”)
Registration Statement on Form N-2, File Numbers 333-195214 & 811-22958

Ladies and Gentlemen:

On behalf of Duff & Phelps Select Energy MLP Fund Inc. (the “Fund”) (f/k/a “Duff & Phelps Energy MLP Total Return Fund Inc.”), please find the Fund’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). Amendment No. 3 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by email from the staff of the Commission (the “Staff”) on May 16, 2014, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

PROSPECTUS

Cover Page - Offering Table

1.	Footnote (3) states: “VIA [the Adviser] has agreed to pay (i) all of the Fund’s organizational expenses, estimated to be approximately $ and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per share, estimated to be approximately $ .” Please confirm that the organizational expenses paid by the advisor will not be subject to future recoupment.

In response to the Staff’s comment, the Fund confirms that the organizational expenses paid by VAIA, the Fund’s investment adviser, will not be subject to future recoupment.

Prospectus Summary - Derivatives

2.	The bottom paragraph on this page states that “[t]o the extent the Fund covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act.” Please confirm that to the extent that such instruments are considered senior securities for the purposes of the 1940 Act that the Fund will comply with Section 18 of the 1940 Act.

In response to the Staff’s comment, the Fund has revised the Registration Statement to state, “To the extent the Fund covers its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act, provided, however, that to the extent the instrument is considered a senior security the Fund will comply with Section 18 of the 1940 Act.”

Please note that we have included certain changes to Amendment No. 3 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 3 marked to reflect cumulative changes the initial filing of the Registration Statement filed with the Commission on April 11, 2014.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund respectfully requests that the Staff provide any additional comments or confirmation that the Staff has no further comments at the Staff’s earliest convenience.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP